FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX



No.  1       FRN Variable Rate Fix released on 17 February 2003
No.  2       FRN Variable Rate Fix released on 17 February 2003
No.  3       FRN Variable Rate Fix released on 18 February 2003
No.  4       Doc. re Pricing Supplement released on 18 February 2003
No.  5       FRN Variable Rate Fix released on 20 February 2003
No.  6       FRN Variable Rate Fix released on 21 February 2003

Document No.1

(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

RE:NORTHERN ROCK PLC
GBP 5,400,000 SERIES 185 TRANCHE 1 EMTN
DUE: AUGUST 2006
ISIN: XS0116378414

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
14FEB03 TO 14MAY03 HAS BEEN FIXED AT 3.77875 PCT PER ANNUM

INTEREST PAYABLE VALUE 14MAY03 WILL AMOUNT TO:
GBP 92.14 PER GBP 10,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881

RATEFIX DESK
CITIBANK N.A. LONDON

Document No.2

(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--Feb. 17, 2003--

RE: NORTHERN ROCK PLC
DEM 30,000,000 SERIES 110 EMTN
DUE: AUGUST 2004
ISIN:XS0079534706

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19FEB03 TO 19MAY03 HAS BEEN FIXED AT 2.78038 PCT PER ANNUM.

INTEREST PAYABLE VALUE 19MAY03 WILL AMOUNT TO:
DEM 34,368.59 PER DEM 5,000,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881

Document No.3

(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--Feb. 18, 2003--

RE: NORTHERN ROCK PLC
GBP 6,000,000 SERIES 150 EMTN
DUE: FEB 2004
ISIN:XS0094893715

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17FEB03 TO 19MAY03 HAS BEEN FIXED AT 3.71 PCT PER ANNUM.

INTEREST PAYABLE VALUE 19MAY03 WILL AMOUNT TO:
GBP 9.25 PER GBP 1,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881

RATE FIX DESK
CITIBANK N.A.LONDON

Document No.4


Pricing Supplement

Issuer::                             Northern Rock plc
Series Number:                       234
Description:                         JPY25,000,000,000
Specified Currency                   Japanese yen
Issue Price:                         99.953 per cent
Specified Denominations:             JPY1,000,000
Issue Date:                          19 February 2003
Maturity Date                        19 January 2006
ISIN:                                XSO162946916

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No.5

(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--Feb. 20, 2003--

RE: NORTHERN ROCK PLC USD 100,000,000 SERIES 200 EMTN
DUE: UNDATED
ISIN:XS0125284777

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
24FEB03 TO 23MAY03 HAS BEEN FIXED AT 2.34 PCT PER ANNUM.

INTEREST PAYABLE VALUE 23MAY03 WILL AMOUNT TO:
USD 57.20 PER USD 10,000 DENOMINATION.
USD 572.00 PER USD 100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX:44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No.6

(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--Feb. 21, 2003--

RE: NORTHERN ROCK PLC
GBP 5,000,000 SERIES 190 EMTN
DUE: NOVEMBER 2003
ISIN: XS0120759799

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
21FEB03 TO 21MAY03 HAS BEEN FIXED AT 3.765 PCT PER ANNUM

INTEREST PAYABLE VALUE 21MAY03 WILL AMOUNT TO:
GBP 91.80 PER GBP 10,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  24 February 2003          By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary